UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A.

(Translation of Registrant’s name into English)

Av. Brigadeiro Faria Lima, 2,277—4th floor

São Paulo, SP 01452-000, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

VOTORANTIM CELULOSE E PAPEL S.A. A Publicly-Held Company CNPJ: 60.643.228/0001-21 NIRE: 35.300.022.807	ARACRUZ CELULOSE S.A. A Publicly-Held Company CNPJ: 42.157.511/0001-61 NIRE: 32.300.025.897

MATERIAL EVENT NOTICE

This notice is not an offer to sell securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by VCP, Aracruz or their respective affiliates absent registration or an exemption from registration. The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. The stock swap merger is being conducted pursuant to exemptions from registration provided under the US Securities Act of 1933, as amended, or the Securities Act. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register with the SEC under the US Securities Exchange Act of 1934, as amended, the new VCP common shares and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger. Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

Pursuant to Instructions nos. 319/99 and 358/02 of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), management of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) and ARACRUZ CELULOSE S.A. (“Aracruz”) inform the market that on July 21, 2009 approval was given by the boards of directors of VCP and Aracruz for the terms and conditions set out below for the stock swap merger of Aracruz with VCP (“Stock Swap Merger”). In addition, the fiscal councils of both VCP and Aracruz issued favorable opinions for the Stock Swap Merger, which opinions received the unanimous approval from all the fiscal council members of each company.

1. Contemplated Transaction. The Aracruz shares held by Aracruz’s minority shareholders will be merged into VCP’s asset base, and in exchange for their Aracruz shares such shareholders will receive VCP common shares. As a result, Aracruz will become a wholly-owned subsidiary of VCP, pursuant to Section 252 of Law no. 6,404/76 (“Brazilian Corporation Law”).

Given that Aracruz is to become a wholly-owned subsidiary of VCP, the registrations of Aracruz with the CVM, the São Paulo Stock, Commodities & Futures Exchange (“BM&FBOVESPA”), the U.S. Securities and Exchange Commission (“SEC”), the New York Stock Exchange (“NYSE”), the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) and the Madrid Stock Exchange (“Latibex”) will be cancelled in due course, thereby eliminating the costs associated therewith.

2. Stock Swap Merger Exchange Ratios.

2.1. Stock Swap Merger. The Stock Swap Merger will not involve any change to the quantity, type or class of the Aracruz shares, which will be ultimately held by VCP, either directly or indirectly, following the Stock Swap Merger. Given that the capital stock of VCP is represented exclusively by common shares, the Aracruz common, Class A and Class B preferred shares will be replaced by newly-issued VCP common shares. The Stock Swap Merger is part of the VCP-Aracruz corporate restructuring, which ultimately contemplates the listing of the VCP shares on the Novo Mercado listing segment of the BM&FBOVESPA. In addition, VCP intends to list with the NYSE the new VCP American Depositary Shares (“ADSs”) that will be delivered to holders of the Aracruz ADSs as a result of the Stock Swap Merger, taking into account the Stock Swap Merger ratio for the exchange of the VCP common shares for Aracruz Class B Preferred Shares, as described in item 2.2 below.

2.2. Stock Swap Merger Exchange Ratios. In order to determine the Stock Swap Merger ratio for the exchange of the VCP common shares for the Aracruz shares held by Aracruz’s non-controlling shareholders, said VCP and Aracruz shares were appraised at their respective market values, based on their average trading prices at BM&FBOVESPA trading sessions during the period from December 2, 2008 (inclusive) to January 16, 2009 (inclusive), while also observing the recommendations of the Special Independent Committees referred to in item 2.2.1 below. This exercise resulted in the following exchange ratio: 0.1347 VCP common share for each and every one of the Aracruz common shares. A 0.91 adjustment factor will be applied to the above Stock Swap Merger ratio for the exchange of the Aracruz Class A Preferred and Class B Preferred shares for VCP common shares, so that 0.1226 VCP common share shall be exchanged for each and every one of the Aracruz Class A Preferred or Class B Preferred Shares.

To avoid Aracruz shareholders from holding fractional VCP common shares as a result of the Stock Swap Merger, Aracruz shareholders shall receive from Votorantim Industrial S.A. (“VID”), VCP’s controlling shareholder, a donation of a whole VCP common share in exchange for any VCP common share fraction resulting from the Stock Swap Merger. Fractional ADSs resulting from the Stock Swap Merger will be later sold on the NYSE by the Depositary of VCP’s ADS program on a date to be announced in due course by VCP.

2.2.1. Special Independent Committees. The companies set up their respective Special Independent Committees under the terms of CVM Practice Bulletin (Parecer de Orientação) no. 35, dated September 1, 2008, for the specific purpose of analyzing the conditions for the Stock Swap Merger and submitting their recommendations to the respective boards of directors of VCP and Aracruz. VCP’s Special Independent Committees (“VCP Committee”) and Aracruz’s Special Independent Committee (“Aracruz Committee”) retained the services of Banco Bradesco BBI S.A. and Banco Merrill Lynch de Investimentos S.A., respectively, to advise them in the discharge of their duties.

The members of the boards of directors of VCP and Aracruz: (i) took note of the discussions between the members of the VCP Committee and the Aracruz Committee; (ii) examined the reports prepared by the members of the VCP Committee and the

Aracruz Committee; (iii) debated among themselves the conclusions reached by the members of said committees; and (iv) agreed to adopt exchange ratios for the Stock Swap Mergers within the ranges that were acceptable to both committees, while trying to come as close as possible to the recommendation of the Aracruz Committee, but also respecting the limits set by the VCP Committee. As a result, management of both companies decided to adopt the originally proposed Stock Swap Merger exchange ratio of 0.1347 VCP common share for each and every Aracruz common share. As described in item 2.2 above, a 0.91 adjustment factor will be applied to the above ratio for the exchange of the Aracruz Class A Preferred and Class B Preferred Shares for VCP common shares, so that each Aracruz Class A Preferred and Class B Preferred Shares shall be exchanged for 0.1226 VCP common share. Such ratios are understood to be in compliance with the recommendations of both committees.

2.3. Shareholders’ Equity Market Value Appraisals. Pursuant to Section 264 of the Brazilian Corporation Law, the services of KPMG Corporate Finance Ltda. (“KPMG”) were retained (i) to conduct an appraisal of the market value of the shareholders’ equity of Aracruz and VCP pursuant to identical criteria and on a same reference date and (ii) to make their reports available to the shareholders of each company. According to these criteria, the Stock Swap Merger ratio for the exchange of the Aracruz shares for VCP shares would be 0.1099 VCP common share for each and every Aracruz common or preferred share.

2.4. VCP Capital Increase. The Aracruz shares to be merged into VCP’s asset base were also appraised by Baker Tilly Brasil – ES Auditores Independentes Ltda. (“Baker Tilly”) in accordance with paragraph 1, Section 252 and Section 8 of the Brazilian Corporation Law, based on their book value as of December 31, 2008, subject to the approval of VCP’s shareholders. The value determined in this appraisal was R$529,842,603.00 for the outstanding Aracruz shares held by Aracruz’s non-controlling shareholders to be merged into VCP’s asset base.

If the Stock Swap Merger is approved, VCP’s shareholders’ equity will be increased by R$1,203,677,588.00 by means of an issuance of 70,804,564 VCP common shares, in book entry form with no par value, at the price of R$17.00 each. As a result, VCP’s share capital will be equal to R$7,587,144,784.59. Of the R$1,203,677,588.00 VCP capital increase, R$529,842,603.00 will be allocated to the VCP’s share capital account and R$673,834,985.00 will be allocated to a goodwill reserve account in connection with the subscription of shares.

2.4.1. Fluctuations in Shareholders’ Equity. The Stock Swap Merger will have a December 31, 2008 reference date. Fluctuations in shareholders’ equity at each company occurring after December 31, 2008 will be reflected on their respective accounting entries.

3. Shareholder Rights.

3.1. By-Laws. VCP’s by-laws shall be altered to reflect the new value of VCP’s capital stock and the new quantity of VCP common shares in which VCP’s capital stock is to be divided. Aracruz’s by-laws shall be altered to reflect Aracruz’s new status as a wholly-owned subsidiary of VCP.

3.2. Rights Conferred by the VCP Shares. Holders of the Aracruz shares, irrespective of their type or class, will become holders of VCP common shares as a result of the Stock Swap Merger, and will enjoy all the political and economic benefits of those VCP shares as listed in the table below. For comparison purposes, this table also shows the rights currently conferred by the Aracruz shares.

Before the Stock Swap Merger	After the Stock Swap Merger
The Aracruz shares confer the following rights to their holders:	The VCP common shares to be issued as a result of the Stock Swap Merger will confer the following rights to their holders:

(i) a mandatory dividend of at least 25% of net income for the year, as adjusted according to applicable law;	(i) a mandatory dividend of at least 25% of net income for the year, as adjusted according to applicable law;

(ii) each Aracruz common share entitles its holder to one vote at Shareholders’ Meetings; and	(ii) each VCP common share will entitle its holder to one vote at Shareholders’ Meetings; and

(iii) holders of Aracruz preferred shares are entitled to a dividend that is 10% higher than that allocated to each Aracruz common share, and also have priority in the reimbursement of capital in the event of the winding up of Aracruz, as follows:

(a) holders of the Aracruz Class A Preferred Shares are entitled to a minimum dividend equal to the greater of (i) 6% of the annual mandatory dividend or (ii) the product that results from multiplying the annual mandatory dividend by the weight that the Aracruz Class A Preferred Shares have in relation to the total number of Aracruz shares, and

(b) holders of the Aracruz Class B Preferred Shares are entitled to a dividend that is 10% higher than that allocated to the Aracruz common shares, but do not have priority in the distribution of such dividend.

(iii) in the event of a change of control, a tender offer will be launched under Section 254 of the Brazilian Corporation Law in order to extend to VCP’s other shareholders the same treatment as that afforded to the VCP’s former controlling shareholders who have sold their controlling stakes in VCP.

3.3. Dividends. The new shares to be issued by VCP will participate fully in VCP’s results for the current fiscal year.

4. Appraisal Rights.

4.1. VCP. VCP shareholders will not be entitled to appraisal rights in connection with the Stock Swap Merger because the VCP common shares meet the liquidity and dispersion criteria set forth in letters “a” and “b” of item II of Section 137 of the Brazilian Corporation Law.

4.2. Aracruz. The Stock Swap Merger grants the dissenting holders of the Aracruz common and Class A Preferred Shares the possibility of exercising appraisal rights in return for the redemption of their respective Aracruz common and Class A Preferred Shares. This right extends to all holders of Aracruz common and Class A Preferred Shares who were shareholders on January 20, 2009 and remained shareholders of Aracruz until July 24, 2009. Holders of Aracruz Class B Preferred Shares, including in the form of Aracruz ADSs, are not entitled to appraisal rights because the Aracruz Class B Preferred Shares meet the liquidity and dispersion criteria set forth in letters “a” and “b” of item II of Section 137 of the Brazilian Corporation Law.

Pursuant to items IV and VI of Section 137 of the Brazilian Corporation Law, appraisal rights may be exercised within a period of 30 days from the publication date of the minutes of the Aracruz Extraordinary General Shareholders’ Meeting (“EGM”) that approves the Stock Swap Merger. On such publication date, a Shareholder Notice will be published providing dissenting holders of Aracruz common and Class A Preferred Shares with all the necessary information for them to exercise appraisal rights.

5. Appraisal Rights Redemption Amount. The appraisal rights redemption amount for the dissenting holders of Aracruz common and Class A Preferred, as calculated in accordance with Aracruz’s shareholders’ equity set forth in Aracruz’s balance sheet as of December 31, 2008, is R$0.9177 per Aracruz common or Class A Preferred Share.

6. Additional Information.

6.1. Shareholders’ Meetings. On July 24, 2009, Call Notices were published for EGMs of VCP and Aracruz to be held on August 24, 2009 in order to deliberate on the Stock Swap Merger.

6.2 Cost. The cost of implementing the Stock Swap Merger has been estimated at R$3,000,000, including publication costs and fees of auditors, appraisers, lawyers and other advisors.

6.3 Independence of the Appraisers. KPMG and Baker Tilly have assured VCP and Aracruz that: (i) they have no direct or indirect financial interest in either of the companies nor in the Stock Swap Merger; (ii) there is nothing that could be considered to represent a real or potential conflict or pooling of interest involving either of those firms and VCP or

Aracruz or either of those firms and VCP’s controlling shareholder, VID; and (iii) neither VID nor management of VCP or Aracruz have directed, restricted, hindered or practiced any other act that has, or could have, interfered with KPMG’s or Baker Tilly’s access to, utilization or knowledge of, any information or document relevant to the conclusions reached by KPMG or Baker Tilly.

6.4 Regulatory Authorities. The transaction for acquisition of a controlling equity stake in Aracruz has been submitted for the review of the Brazilian Competition Authority (Conselho Administrativo de Defesa Econômica).

Any other communications required in connection with the Stock Swap Merger are to be submitted to competent Brazilian and/or foreign governmental authorities pursuant to applicable law.

6.5 Trading in Aracruz Shares and the Latibex. The Aracruz shares will continue to trade normally on the stock exchanges where they are presently listed until the end of the Appraisal Rights exercise period described in item 4.2 above. Therefore, holders of Aracruz Class B Preferred Shares currently trading on the Latibex who do not wish to engage in trading on the BM&FBOVESPA are advised that the deadline to sell their Aracruz Class B Preferred Shares on the Latibex will expire on the expiration date for the exercise of Appraisal Rights, as described in item 4.2 above. Because VCP is not listed on the Latibex and does not intend to list its common shares on that stock exchange, Latibex shareholders of Aracruz are hereby informed that, following the expiration of the aforementioned appraisal rights exercise period, the Aracruz Class B Preferred Shares will be exchanged for VCP common shares pursuant to the Stock Swap Merger exchange ratio described in item 2.2 above, and the VCP common shares delivered to holders of Aracruz Class B Preferred Shares that presently trade on the Latibex will only be traded on the BM&FBOVESPA.

6.6. Trading in Aracruz ADSs. Aracruz ADSs will continue to trade normally on the NYSE until the expiration of the Appraisal Rights exercise period described in item 4.2 above. Following the expiration of the aforementioned period, VCP intends to list with the NYSE the new VCP ADSs that will be delivered to holders of the Aracruz ADSs as a result of the Stock Swap Merger.

6.7 Documents made available. Starting on July 24, 2009, on regular Brazilian business days between the hours of 9:00 a.m. and 5:00 p.m., VCP and Aracruz shareholders shall have access to the documentation used in the planning, assessment, promotion and execution of the Stock Swap Merger, notably the (i) Stock Swap Merger Protocol (Protocolo e Justificação) (Exhibit I hereto), (ii) the balance sheets of VCP and Aracruz as of December 31, 2008, (iii) the valuation reports issued by KPMG (Exhibits II and III hereto) and Baker Tilly (Exhibit IV hereto), (iv) the relevant minutes of the meetings of the boards of directors of VCP and Aracruz, (v) the opinions of the companies’ respective fiscal councils, (vi) the reports of the VCP Committee and the Aracruz Committee, and (vii) drafts of the new VCP and Aracruz by-laws. These documents will be made available at the headquarters of VCP, located at Alameda Santos no. 1,357 – 8th floor, in the city of São Paulo, and the São Paulo office of Aracruz, located at Av. Brigadeiro Faria Lima no. 2,277 – 4th floor.

São Paulo, July 24, 2009.

Aracruz, July 24, 2009.

Votorantim Celulose e Papel S.A. Paulo Prignolato Investor Relations Officer	Aracruz Celulose S.A. Marcos Grodetzky Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARACRUZ CELULOSE S.A.

Date: July 28, 2009	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Investor Relations Officer